November 17, 2011

VIA EDGAR

Mr. Jeffrey Foor

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	ING Variable Portfolios, Inc.

(File Nos. 333-05173; 811-07651)

Dear Mr. Foor:

This letter responds to comments provided to Jay Stamper on November 2, 2011, for Post-Effective Amendment number 62 to the Registration Statement for ING Variable Portfolios, Inc., (a “Registrant”). Our summary of the comments and our responses thereto are provided below.

In addition, attached is the requested Tandy Letter (Attachment A).

Summary Prospectus - Item 4 – Investments and Risks

1.	Comment: The Staff stated that the Portfolio has adopted a policy that the Portfolio will invest at least 80% of its asset in the equity securities of companies, which are at the time of purchase, included in the index. Subsequent disclosure indicates that under normal market conditions “all or substantially all” of the Portfolio’s assets will be invested in equity securities of companies included in the index. The Staff requests that the Registrant reconcile the two statements as they conflict with each other. The latter statement is more consistent with a passive index fund and the expectations derived from the Portfolio’s name. In seeking results that correspond to an index, the Portfolio’s investments in companies in the index should be well above 80% of net assets.

Response:        The Registrant believes that the “substantially all” disclosure conforms to the guidance that the SEC provided for Rule 35d-1. Further, the Registrant has adopted an 80% policy and would be required to provide 60 days’ prior notice to shareholders prior to changing the policy. However, in normal circumstances, the Portfolio will invest all or substantially all of its assets in the equity securities of companies included in an index.

2.

Comment:        The Staff requested that the Registrant review the adequacy of the Portfolio’s disclosures with respect to its use of derivatives in light of the guidance regarding derivatives disclosures in mutual fund registration statements provided by

Mr. Jeffrey Foor

U.S. Securities and Exchange Commission

November 17, 2011

Barry Miller of the U.S. Securities and Exchange Commission to the Investment Company Institute on or about July 30, 2010.

Response:        The Registrant confirms that the Principal Investment Strategies for the Portfolio reflect the purpose(s) of the use of derivative instruments in the Portfolios’ Principal Investment Strategies and the Registrant confirms that the appropriate applicable related risk has also been included. The Registrant believes that these disclosures are in accordance with the observations of the Staff made in the July 30, 2010, letter referenced above.

3.	Comment: The Staff requested that the Registrant include disclosure to the Principal Risks section in the summary section of the prospectus regarding the index’s current focus in the financial services sector.

Response:        The Registrant appreciates the comment but believes that the risk entitled “Focused Investing” included in the Principal Risks section of the summary section of the prospectuses is adequate. However, the Registrant has included the risk entitled “Focused Investing in Financial Services Sector” in place of the risk entitled “Concentration in the Financial Services Sector” in the section entitled “Additional Information about the Risks” of the statutory section of the prospectuses. In addition, the Registrant has also moved the risk entitled “Concentration” from the summary section of the prospectuses to the section entitled “Additional Risks.”

Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2649.

Very truly yours,

/s/ Paul A. Caldarelli

Paul A. Caldarelli

Vice President and Senior Counsel

ING Investment Management – ING Funds

Attachment

cc:	Huey P. Falgout, Jr., Esq.

ING Investment Management – ING Funds

Phillip H. Newman, Esq.

Goodwin Procter LLP

Attachment A

November 17, 2011

VIA EDGAR

Mr. Jeffrey Foor

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	ING Variable Portfolios, Inc.

(File Nos. 333-05173; 811-07651)

Dear Mr. Foor:

ING Variable Portfolios, Inc. (the “Registrant”) is responsible for the adequacy and accuracy of the disclosure in this filing. Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing. Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666. Thank you.

Regards,

/s/ Huey P. Falgout, Jr.

Huey P. Falgout, Jr.

Senior Vice President and Chief Counsel

ING Investment Management – ING Funds

Attachments

cc:	Philip H. Newman

Goodwin Procter LLP